

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2026

Jonathan Monson
Executive Vice President and Chief Financial Officer
Boston Scientific Corporation
300 Boston Scientific Way
Marlborough, MA 01752

> **Re: Boston Scientific Corporation**
> **Registration Statement on Form S-4**
> **Filed February 27, 2026**
> **File No. 333-293872**

Dear Jonathan Monson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Sawicki at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Clare O'Brien, Esq.